Cane Clark LLP				3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Chad Wiener+	Scott P. Doney~	Telephone: 702-312-6255
Facsimile: 702-944-7100
Email: cwiener@caneclark.com

July 6, 2006

UNITED STATES SECURITIES AND EXCHANGE
COMMISSION-Division of Corporation Finance
Mail Stop 7010
100 F. Street NE
Washington, D.C. 20549-7010

ATTENTION: Amanda Sledge

Re:	Planet411.coM Form 10-KSB for Fiscal Year Ended June 30, 2005 Filed November 3, 2005 Form 10-QSB for the Fiscal Quarter Ended September 30, 2005 Filed November 14, 2005 File No.: 0-27645

We write on behalf of Planet 411.com (the “Company”) in response to Staff's letter of May 26, 2006 by Steven Jacobs, Accounting Branch Chief at the United States Securities and Exchange Commission, (the “Commission”) regarding the above-referenced Form 10-KSB and Form 10-QSB (the “Comment Letter”). On behalf of the Company, we have attached to this response letter as an exhibit the revisions proposed to be included in the Amended Quarterly Reports on Form 10-QSB for the quarters ended December 31, 2005 and March 31, 2006 when all comments have been satisfied in your review process.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form 10-KSB for the Fiscal Year ended June 30, 2005 and Form 10-QSB for the Fiscal Quarter Ended December 31, 2005.

1.	We have reviewed your responses to prior comments 1 and 2. Please file amended documents that incorporate all proposed revisions.

In response to this comment, the Company filed an Amended Annual Report on Form 10-KSB for the fiscal year ended June 30, 2005 and an Amended Quarterly Report on Form 10-QSB for the

quarter ended December 31, 2005 that incorporated all of the proposed revisions.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2006

Statement of Operations (Unaudited), page 2

2.
We note that the net loss for the three months ended March 31, 2006, as reported, plus the net loss for the six months ended December 31, 2005, as reported in your December 31, 2005 Form 10-QSB, exceed the net loss reported for the nine months ended March 31, 2006. Please advise us to this difference or revise accordingly.

In response to this comment, the Company revised the statements of operations for the three and six months ended December 31, 2005 to properly report the operating expenses and net loss for the reporting period. Following these revisions, the net loss reported for the nine months ended March 31, 2006 was consistent with the net loss for the three months ended March 31, 2006 plus the net loss reported for the six months ended December 31, 2006. The Company also revised the statement of cash flows for the six months ended December 31, 2006. Attached is a copy of the revised statements of operations and statements of cash flows proposed to be included in the Second Amended Quarterly Report on Form 10-QSB for the quarter ended December 31, 2005 when all comments have been satisfied in your review process.

Statement of Cash Flows (Unaudited), page F-3

3.	We note that your statement of cash flows for the nine months ended March 31, 2005 is not mathematically accurate. Please revise accordingly.

In response to this comment, the Company revised the statements of cash flows for the nine months ended March 31, 2005 so that the disclosure is mathematically accurate. Attached is a copy of the revised statements of cash flows proposed to be included in the Amended Quarterly Report on Form 10-QSB for the quarter ended March 31, 2006 when all comments have been satisfied in your review process.

If you have any questions regarding this comment letter, please feel free to contact me at
702-312-6255.

Sincerely,
CANE CLARK LLP

/s/ Chad Wiener
Chad Wiener, Esq.

PLANET411.COM, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

	For the three months ended December 31, 2005	For the three months ended December 31, 2004	For the six months ended December 31, 2005	For the six months ended December 31, 2004

Revenues	$ --	$ --	$ --	$ --

Cost of revenues	--	--	--	--

Gross profit	--	--	--	--

Operating expenses
Selling general and administrative	7,210	37	9,058	116
Total operating expenses	7,210	37	9,058	116

Other income
Exchange rate gain (loss)	--	23	8	60

Loss from operations	(7,210)	(14)	(9,050)	(56)

Provision for income taxes	--	--	--	--

Net loss	$ (7,210)	$ (14)	$ (9,050)	$ (56)

Basic loss per common share	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)

Basic weighted average common shares outstanding	114,481,590	102,971,743	114,481,590	102,971,743

See Accompanying Notes to Financial Statements

PLANET411.COM, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the six months ended December 31, 2005	For the six months ended December 31, 2004
Cash flows from operating activities:
Net loss	$ (9,050)	$ (56)
Adjustments to reconcile net loss to net
cash used by operating activities:
Changes in operating assets and liabilities:
Change in accounts payable	273	--
Net cash used by operating activities	(8,777)	(56)

Cash flows from financing activities
Change in loans payable to shareholder	9,652	--
Net cash used by operating activities	9,652	--

Net change in cash	875	(56)

Cash, beginning of period	379	505

Cash, end of period	$ 1,254	$ 449

See Accompanying Notes to Financial Statements

PLANET411.COM, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the nine months ended March 31, 2006	For the nine months ended March 31, 2005

Cash flows from operating activities:
Net loss	$ (15,287)	$ (29,491)
Adjustments to reconcile net loss to net
cash used by operating activities:
Changes in operating assets and liabilities:
Change in accounts payable	215	--
Net cash used by operating activities	(15,072)	(29,491)

Cash flows from financing activities:
Proceeds from issuance of common stocks	--	20,000
Change in loans payable to shareholder	24,651	10,000
Net cash provided by financing activities	24,651	30,000

Net change in cash	9,579	509

Cash, beginning of period	379	505

Cash, end of period	$ 9,958	$ 1,014

See Accompanying Notes to Financial Statements